February 3, 2025

Jesse Peltan
Chief Executive Officer
Alussa Energy Acquisition Corp. II
PO Box 500, 71 Fort Street
Grand Cayman KY1-1106
Cayman Islands

        Re: Alussa Energy Acquisition Corp. II
            Amendment No.1 to Draft Registration Statement on Form S-1 Submitted January 16, 2025
            CIK No. 0002041493
Dear Jesse Peltan:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2024 letter.

Amendment No. 1 to Draft Registration Statement
Summary
Sponsor Information, page 12

1. We acknowledge your revised disclosures on pages 13, 75, and 112 in response to prior comments 6 and 15. We note that your revised disclosures on pages 13 and 112 state that other than the disclosed transfer restriction exceptions, there are currently no circumstances or arrangements contemplated under which the sponsor, its members or affiliates, or your management could indirectly transfer ownership of your securities through sponsor membership interest transfers. However, we also note that the
 February 3, 2025
Page 2

       disclosed transfer restrictions and exceptions appear to only relate to transfers of the founder shares and private placement warrants. In addition, your added risk factor on page 75 states that there is no contractual restriction on the sponsor
or Mr. Barcelo   s
       or Mr. Anderson   s ability to share, sell or otherwise dispose of the
interests they hold
       in you, and that therefore, there is a risk that your sponsor or management may divest the ownership in you or in the sponsor before a business combination target is identified. Please revise your disclosures here and on page 112 to clarify and to reconcile with your disclosure on page 75.


       Please contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Maria Protopapa